Exhibit 99.1

Skeena Resources Secures US$750 Million Project Financing Package

Vancouver, BC (June 25, 2024) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce that it has secured a financing package totaling US$750 million (equivalent to over C$1 billion) with Orion Resource Partners (“Orion”) for the development, construction, and general working capital required to advance the Company’s 100%-owned Eskay Creek Gold-Silver Project (“Eskay” or the “Project”). This complete funding package significantly de-risks the Project and provides Skeena with optionality, flexibility and stakeholder alignment as the Company progresses Eskay towards production in the first half of 2027. The package provides a significant portion of financing prior to Skeena’s receipt of required permits in respect to the Eskay project and therefore, allows the Company to advance the project on the most efficient and expedient schedule to production.

Financing Package Highlights:

The total financing package of US$750 million is comprised of an equity investment, gold stream, senior secured loan, and a cost over-run facility:

•	US$100 million equity investment priced at a meaningful premium to the Company’s five-day volume weighted average share price.

•	US$200 million gold stream with option to buy back up to 66.7% for 12-month period after start of commercial production (the “Gold Stream”).

•	US$350 million of committed capital available from a senior secured loan with 1% standby fee and no break fee (the “Senior Secured Loan”).

•	US$100 million cost over-run facility in the form of an additional gold stream subject to the same standby terms as the Senior Secured Loan (the “Cost Contingency”).

Walter Coles, Executive Chairman of Skeena, commented: “This complete financing package is a result of a competitive and comprehensive process undertaken to find the best financing solution for the Company. The result is certainty of funding to advance Eskay into production while balancing attractive cost of capital, flexibility, and optionality. We welcome Orion alongside existing shareholders as an aligned and committed stakeholder, further validating the merits of the project.”

“We designed the financing package to provide the Company with important strategic flexibility and significant funding prior to final permits, while maintaining optionality as we continue working to maximize stakeholder value by advancing the Project. On the back of our positive definitive feasibility study released in November 2023, this financing package lays the foundation on which we build Eskay - unlocking value for all our stakeholders as we progress through this stage of growth.”

Equity Investment - US$100,000,000

•	Orion has committed to purchase US$100 million of Skeena’s common shares with a portion of the equity commitment priced and closing immediately and the balance (US$25 million) closing at a later date.

o	Orion was the back-end buyer of a C$100 million development flow-through private placement transaction in which Skeena issued 12,021,977 shares at a price of C$8.32 per share, which closed on June 24, 2024.

o	Orion also purchased 3,418,702 common shares priced at C$6.65 per share (C$22.75 million / US$16.6 million) which closed on June 24, 2024.

o	The balance of Orion’s equity investment commitment into Skeena is expected to close later this year with pricing to be set at the time of the investment.

•	Upon completion of the full US$100 million equity investment, Orion will own less than 20% of the issued and outstanding shares of the Company.

•	Orion will have the right to participate in any future equity or equity-linked offerings by Skeena up to the level of its ownership at the time of the offering provided that Orion continues to own at least 5% of the basic shares outstanding of the Company.

•	The shares of Skeena issued in connection with the equity investment are subject to customary 4-month hold period under applicable securities law in Canada. In addition, until the earlier of (i) 12 months after the Closing Date; or (ii) the termination of the Senior Secured Loan or Gold Stream, Orion has agreed to not transfer its Skeena common shares without approval from Skeena’s board of directors.

Gold Stream - US$200,000,000

•	Gold Stream agreement to be drawn in five tranches

o	The initial tranche of US$5 million is anticipated to close on June 26, 2024.

o	The second tranche of US$45 million will be available after receipt of the Technical Sample permit.

o	The next three tranches of US$50 million are available as needed to support the project construction schedule.

•	Once the stream is fully drawn, Orion will be entitled to receive 10.55% of payable gold produced from the mine (“Stream Percentage”) at a price equal to 10% of the LBMA AM gold fixing price three days prior to the delivery day for the life of mine of the Project.

•	The silver production is not subject to the stream agreement.

•	For a period of 12 months following the project completion date, Skeena may, at any time, reduce the Stream Percentage by 66.67% by repaying Orion the proportional deposit plus an imputed 18% IRR.

•	The area of interest for the stream is constrained to 500 meters around the existing mineral reserves and resources currently delineated at the Project.

Senior Secured Loan - US$350,000,000

•	Term: 5.75 years from the first drawdown.

•	Availability period: Drawdowns will be in four equal tranches of US$87,500,000.

•	Availability fee: 1.0% per year on the undrawn portion.

•	Coupon: 3-month US$ SOFR (subject to a minimum of 1.5%) plus 7.75% margin, calculated based on the number of days elapsed in the quarter divided by 360 days. In the case of default, the margin will increase by 2%.

•	Interest and principal repayment: Interest to be paid quarterly until the maturity date. Commencing 3 months following the planned project completion, the principal shall amortize and be payable in 15 quarterly installments. Skeena may prepay the loan and any accrued unpaid interest in full or in part at any time without any penalty.

•	Original issue discount: 2.0% of the Senior Secured Loan Amount, which shall be paid pro-rata upon the funding of each tranche.

•	No break fee: Skeena may terminate the Senior Secured Loan at any time without incurring penalties.

Cost Over-run Facility - US$100,000,000

•	Skeena may request an additional $100,000,000 deposit with the same pro-rata terms as the Gold Stream other than being subject to a 2% original issue discount and a 1% availability fee.

Conclusion: Fully Funded

The Company’s definitive feasibility study released in November 2023 estimated Eskay’s pre-production capital expenditures to be US$528 million (C$713 million), including a US$36 million (C$49 million) contingency.

The total financing package of US$750 million, combined with US$44 million (C$59 million) of cash and cash equivalents as of March 31, 2024, provides Skeena with approximately US$794 million of available capital towards the Project, which is substantially more than the remaining estimated capital expenditures required to bring Eskay back into production. With no precious metals hedging or concentrate off-take requirements, the Company retains excellent upside to increasing metals prices.

Eskay Timeline

The Skeena Management team is focused on advancing the Project in a disciplined manner. With project financing committed, the Company is now working to finalize the 2024 early works programs and detailed engineering plans. Proceeding with the early works program will mitigate timing pressures as Skeena completes the environmental assessment and permitting process. Upcoming development milestones target dates include:

•	Impact Benefit Agreement with the Tahltan Central Government, expected in H1 2025.

•	Receiving all remaining permits required for full scale construction and operation of the mine anticipated by the end of 2025.

•	Initiating full scale construction in 2026, subject to receiving all the required permits and following construction.

•	Projecting initial production at Eskay Creek in H1 2027.

Community Benefit

Skeena has always prioritized community engagement and collaboration as crucial elements for ensuring the success of the Project. Skeena acknowledges that its social license to operate must be strongly supported by collaboration and investment in its partnership with the Tahltan Nation.

During 2023, Skeena continued investing in the social and economic well-being of the local communities:

•	Within British Columbia, C$75 million was invested, with over 58% towards wages, services providers, and small businesses in the northwest of the province.

•	Employment totaled 431 full-time jobs in British Columbia with projections to significantly increase the workforce as development ramps up.

•	The workforce is 12% indigenous with representation at nearly all levels of the organization.

•	Tahltan affiliated businesses received C$43 million in contracts.

To date, the Project has created over C$180 million in wages, contracts, and community contributions for Tahltan-related companies and organizations.  Skeena is projecting a further potential C$700 million in contracts to Tahltan businesses throughout the life of the mine.

This mine will provide significant long-term value for both the national and local economies. The Company always prioritizes hiring local employees and local suppliers wherever possible. The Project will create over 800 direct jobs and potentially 2,000 jobs for outside service and contract organizations. The Project is expected to contribute roughly C$1.5 billion in direct tax revenue to British Columbia and Canada over the life of the mine.

The Company is confident that through further exploration on Skeena’s vast property package, the mine life for Eskay will likely be extended beyond the current estimated mine life of 12 years, providing steady employment and long-term jobs to be filled by members of the local communities of northwestern British Columbia.

About Skeena

Skeena is a fully financed leading gold developer that is focused on advancing the Eskay Creek Gold-Silver Project and the Snip Gold Project – two past producing mines located in the renowned Golden Triangle in British Columbia, Canada. Eskay Creek represents one of the highest-grade and lowest cost open-pit precious metals mines in the world, with substantial silver by-product production that surpasses many primary silver mines. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan First Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo., Senior Vice President, Exploration & Resource Development, is the Qualified Person for the Company and has prepared, validated, and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the progress of development at Eskay, including the construction budget, schedule and required funding in respect thereof; the timing for and the Company's progress towards commencement of commercial production; the Company's capital structure; the Company's ability to buy back the gold stream in the future; amounts drawn and the timing of and completion of conditions precedent in respect of the Senior Secured Loan, gold stream agreement, additional equity investment and the cost over-run facility, the availability of the Senior Secured Loan as a source of future liquidity; and the results of the Definitive Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2023, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 28, 2024. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2023, its most recently filed interim MD&A, the AIF dated March 28, 2024, the Company’s short form base shelf prospectus dated January 31, 2023, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

Skeena’s Mineral Reserves and Mineral Resources included or incorporated by reference herein have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “Mineral Reserve”, “Proven Mineral Reserve”, “Probable Mineral Reserve”, “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”). These standards differ significantly from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”). Skeena is not currently subject to the SEC Modernization Rules. Accordingly, Skeena’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had Skeena prepared the information under the SEC Modernization Rules.

In addition, investors are cautioned not to assume that any part, or all of, Skeena’s mineral deposits categorized as “Inferred Mineral Resources” or “Indicated Mineral Resources” will ever be converted into Mineral Reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “Inferred Mineral Resources” that Skeena reports are or will be economically or legally mineable. Under Canadian securities laws, estimates of “Inferred Mineral Resources” may not form the basis of feasibility or prefeasibility studies, except for a Preliminary Economic Assessment as defined under NI 43-101.

For these reasons, the Mineral Reserve and Mineral Resource estimates and related information presented herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.